UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 20, 2020, MogulREIT II, Inc. issued an investor communication relating to the quarter ended March 31, 2020. The text of the investor communication is set forth below.

Q1 2020*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$25,096,120
	TOTAL ASSET VALUE[2]	$127,880,750
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	NUMBER OF INVESTMENTS[4]	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,538
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE[3]	4.5%
● To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
● To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of March 31, 2020 unless otherwise specified.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the then current outstanding investment amount, including outstanding cash as of May 15, 2020.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset as of May 15, 2020.

3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount as of May 15, 2020.

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INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for each month of the first quarter of 2020 on December 27, 2019. MogulREIT II has declared distributions on a quarterly basis since January 1, 2018 which equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
2018	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
2019	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012673973	$10.28	4.5%
2020	3/31	1/1 – 3/31	$0.0012811475	$10.42	4.5%

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA SERENDIPITY APARTMENTS)

Location: Dallas, TX

Equity Investment: $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: The property is 90% occupied as of March 2020. 255 of the 343 units have been renovated; the real estate company has slowed its unit renovation plan as a result of the novel coronavirus (COVID-19) pandemic (“COVID-19” or “coronavirus”) and it is in the process of testing the market with standard unit turns. Exterior and common area improvements remain over 97% complete, and the property is upgraded with new signage, landscaping, lighting, fencing, gates/security systems as well as a renovated leasing office/clubhouse and amenity areas, including resurfacing the pool and installing a playground and dog park, foundation repairs, exterior siding repairs and painting. As of April 2020, 96% of rents have been collected, and the real estate company is working on payment plans as needed.

As previously communicated, the real estate company refinanced the property in Q1 2020 to reduce the interest rate on the senior loan and take the project to completion. The real estate company returned approximately 50% of the equity invested.

BROOKLYN PORTFOLIO

Location: Brooklyn, NY

Equity Investment: $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: The portfolio is 96% occupied as of March 2020, and there were four vacant units in the 112-unit portfolio. As previously communicated, the original business plan for the properties was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents; however, this business plan has been paused due to the new rent control laws in New York, which have disincentivized such business plans by capping potential rent increases on the tenancy. Although there have been lawsuits filed challenging the new laws, we have not seen much progress with these suits making their way through the courts. As such, the real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board.

As of April 2020, 61% of rents have been collected. Brooklyn has been hit disproportionately hard by the COVID-19 pandemic, and the state has enacted a moratorium on evictions until at least June 2020. As a result, the lender offered loan payment forbearance, which the real estate company accepted in April 2020. Principal and interest payments are deferred until October 2020 at which time normal payments resume. The six principal and interest payments not paid during this forbearance time period are added to the loan balance which is payable at loan maturity and can be prepaid at any time without penalty.

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VILLAS DEL SOL I & II (FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: The property is 95% occupied as of March 2020. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. As of April 2020, 93% of rents have been collected, and the real estate company is working on payment plans as needed.

The real estate company refinanced the property in Q1 2020 to reduce the interest rate on the senior loan and to take the project to completion. The real estate company returned approximately 45% of the equity invested.

VILLAS DE TOSCANA (FKA TUSCANY AT WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: The property is 94% occupied as of March 2020. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company previously completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens and office renovations. As of April 2020, 92% of rents have been collected, and the real estate company is working on payment plans as needed.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: The property is 85% occupied as of March 2020. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair is underway and expected to be completed in Q2 2020. As of April 2020, 84% of rents have been collected, and the real estate company is working on payment plans as needed.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: The property is 96% occupied as of March 2020. 34 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures and lighting packages; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. As of April 2020, 95% of rents have been collected.

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TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: The property is 84% occupied as of March 2020. 82 of the 310 units have been upgraded with new flooring, appliances, backsplashes, countertops, ceiling fans, blinds, fixtures/hardware and lighting packages. The real estate company continues to perform unit renovations, albeit at a slower pace than originally underwritten in order to maximize occupancy. The real estate company has completed 83% of the exterior capex work, including HVAC conversion from swamp to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. As of April 2020, 96% of rents have been collected, and May is tracking similarly.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 9 consecutive quarters of distributions, totaling over $1,500,000. To date, 2,157 investors have invested $27.5MM into the REIT. We are also happy to share that 70% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q1 2020, MogulREIT II has seven investments spread across six markets. We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

As of December 31, 2019, we believed the US economy was in the late stages of a recovery. July 2019 marked the milestone for the longest economic expansion in U.S. history, and the economy continued this positive trend into 2020. Compared to previous periods of expansion in the post-war era, job growth and GDP growth were slower, and we believe that this slow, steady growth helped prolong the expansion. We view the markets with concern, however, as there are multiple global and domestic risks that have disrupted and may continue to disrupt growth, including the ongoing trade negotiations with China, potential global recession, increasing political tension, especially as we enter the election year, and the recent global outbreak of the coronavirus pandemic.

As a result of the global outbreak of the coronavirus, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the coronavirus outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future performance and future financial results as well as the commercial real estate industry. We are closely monitoring the impact of the coronavirus pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or slowdown in the economy, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

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GDP GROWTH

As of year-end 2019, we believed the U.S. economy was in the late stages of the economic cycle, and there would be moderated economic expansion as a result. Outlooks from J.P. Morgan and Wells Fargo expected U.S. GDP growth of 1.8% and 1.7%, respectively, for 2020. Universally, forecasts have changed since that time as a result of the COVID-19 pandemic. In Q1 2020, the U.S. economy shrank by 4.8% quarter over quarter at a seasonally adjusted annual rate, ending the longest period of expansion in the country’s history. J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

EMPLOYMENT AND WAGE GROWTH

Since 2009, the unemployment rate had been trending downwards, reaching 3.5% as of February 2020, which was the lowest level in 50 years according to the Department of Commerce. This has changed dramatically, however, as a result of COVID-19. In April 2020, the U.S. Bureau of Labor Statistics (“BLS”) reported an unemployment rate of 14.7%.

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IMPACT OF MONETARY POLICY

In July 2019, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued three rate cuts of 0.25 percentage points each, bringing the Federal Funds Rate down to 1.55% as of December 2019. As a result of COVID-19, the Fed took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Despite the rate drop, non-GSE real estate lenders have backed off from loan originations during this disruptive period.

During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

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MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing. Since reaching its peak in 2005, the U.S. homeownership rate dropped to a historic low in Q2 2016 when it reached 62.9%. The rate has since ticked up to 65.3% as of March 2020, which is just under the long-term average since 1980. Interestingly, as depicted in the graph below produced by CBRE Research, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased. Furthermore, as one might expect, annual rent growth has continued to increase as vacancy has decreased. We believe this trend is due to constrained supply both in single family homes and multifamily rentals. As mentioned in previous quarterly reports, a joint study by the National Multifamily Housing Council and National Apartment Association projected that there will need to be 328,000 new apartment homes delivered each year in order to meet demand. While we believe that the housing supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to rising unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

According to CBRE, Q1 2020 net absorption was only 17,400 units, which they partially attribute to seasonal leasing patterns. CBRE also notes that COVID-19 began impacting market demand in mid-March, and anticipates two to three quarters of negative demand in the coming months. We are anticipating a similar trend in the short-term, and we have made corresponding changes in our underwriting of new deals as further described in the “Investment Strategy” section below.

According to CBRE, multifamily vacancy rates fell by 30 bps year-over-year to 4.2% and were static quarter over quarter. CBRE reports that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

We have previously highlighted that our most recent acquisition, Terrace Hill Apartments in El Paso, TX, typifies the investment strategy for this REIT, which is to acquire apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, and interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have both a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings.

While a value-add business plan reflects the upside potential of multifamily assets, the downside protection of the asset class can also be displayed during times such as these. As of April 2020, the best performing real estate asset classes have been industrial, such as data centers, self storage and warehouse, and residential. While the majority of real estate asset classes have seen value decreases during this time, sectors such as mortgages, hotels and retail have borne the largest share of the economic disruption in real estate.

For the multifamily assets in the MogulREIT II portfolio, we are focused on playing defense through minimizing turnover and balance sheet management. As mentioned in the property summaries above, we have conservatively shifted our business plans by pausing most non-essential capital expenditures and taking a targeted approach to unit renovations, in certain cases, pausing them completely in order to maximize occupancy. We are striving to adapt swiftly, and we believe that these measures are necessary to shore up cash positions in the event of a potential prolonged disruption to rent collection. We’ve also considered refinance options for all assets where feasible and cost efficient from a prepayment penalty standpoint. Two of our assets, Clover and Plano Portfolio, have already successfully refinanced and returned substantial capital this year, allowing MogulREIT II to capitalize on a low interest rate environment and monetize value creation to date at both assets.

Similarly, we are approaching new investments with practicality and defensiveness. As previously communicated, prior to the COVID-19 outbreak, cap rates for multifamily product were near historical lows in certain markets, and we had passed on a lot of deals as we are unwilling to compromise our stringent underwriting metrics simply because the market was hot. As a result, we have built up a cash position to deploy for our next acquisition. When we review new multifamily transactions, generally, we are underwriting cautious business plans in Year 1 and Year 2, and potential changes to Year 1 and Year 2 underwriting may include removing unit renovations, increasing bad debt and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’ resiliency during downturns and potential long-term appreciation. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption, and we are hopeful that it will be a boon for new investments. We will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II and we aim to continue meeting your expectations and being a long-term investment partner.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

* Prior to April 30, 2020, our offering price per share was equal to the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). On April 30, 2020, we disclosed that, given the unprecedented level of disruption and ongoing uncertainty caused by the COVID-19 pandemic, and after carefully considering the potential impact of COVID-19 on our portfolio, our Manager has determined that it is in the best interests of our shareholders to change the offering price per share to equal $9.77, our most recently announced NAV per share, which calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2020 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2019 Shareholder Letter

Q3 2019 Shareholder Letter

Q2 2019 Shareholder Letter

Q1 2019 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	May 20, 2020

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